(d)(9)(iii)

March 6, 2015

Voya Equity Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, Voya Investments, LLC, formerly, ING Investments, LLC (“Voya Investments”), the adviser to Voya Large Cap Value Fund, formerly, ING Large Cap Value Fund, (the “Fund”), agrees that Voya Investments shall, from the close of business on March 6, 2015 through October 1, 2016, subject to shareholder approval of the reorganization of Voya Core Equity Research Fund, a series of Voya Series Fund, Inc. with and into the Fund, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of	Maximum Operating Expense Limit (as a percentage of average net assets)
Fund	Class A	Class B	Class C	Class I	Class O	Class R	Class R6	Class W
Voya Large Cap Value Fund	1.10%	1.85%	1.85%	0.76%	1.10%	1.35%	0.74%	0.85%

We are willing to be bound by this letter agreement to lower our fees for the period from the close of business on March 6, 2015 through October 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by Voya Investments within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

This letter agreement replaces the previous letter agreement, dated January 1, 2014.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Equity Trust, formerly ING Equity Trust.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President